July 13, 2005


Mr. Kari Toikka
Executive Vice President and
Chief Financial Officer
UPM-Kymmene Corporation
999 Oakmont Plaza Drive, Suite 200
Westmont, Illinois  60559

	Re:	UPM-Kymmene Corporation
		Form 20-F for the Fiscal Year Ended December 31, 2004
Filed May 26, 2005
		File No. 1-14932

Dear Mr. Toikka:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2004

Controls and Procedures, page 87

1. We note the exception included in your conclusion on effectiveness of your disclosure controls and procedures. The exception relates to information for U.S. GAAP reporting provided from Pohjolan Voima Oy.
It is not appropriate to conclude that your disclosure controls and procedures are effective while noting certain exceptions. Please remove the limiting phrase and provide your conclusion that disclosure controls and procedures were effective or were not effective.

Financial Statements

Note 1 - Accounting Policies

Revenue Recognition, page F-10

2. We note your disclosures concerning your revenue recognition policies and are unable to understand whether your policies strictly comply with SAB Topic 13 for U.S. GAAP. Please explain your policies to us in further detail, addressing all of the criteria discussed in
SAB Topic 13.

Research and Development, and Computer Software, page F-11

3. Please explain to us how your policy to capitalize certain development costs and costs for computer software development projects complies with U.S. GAAP, or explain why a reconciling item for U.S.
GAAP is not provided in Note 40.

Government Grants, page F-12

4. Please explain to us how your policies for accounting for and presenting government grants on your statements of income comply with
U.S. GAAP. Please quantify the relevant amounts in your explanation and explain the nature of the grants in greater detail.

In preparing your explanation, please address the guidance provided in the AICPA Audit and Accounting Guide for Agricultural Producers and
Agricultural Cooperatives, paragraphs 6.96 to 6.99, which indicates that reimbursements of expenses should be recorded in the period when the original expenditure occurred (6.99), but that government payments considered to be subsidies are to be "recorded when the amount of and right to receive the payment can be reasonably determined" (6.97), which is consistent with other U.S. GAAP principles.
Additionally, we
would also normally expect government subsidies to be presented as revenue, rather than reductions to expense. Please refer to EITF 01-
14 for further guidance.


Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


	You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief

cc: 	Sandy Eisen
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Mr. Kari Toikka
UPM-Kymmene Corporation
July 13, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549

   DIVISION OF
CORPORATION FINANCE
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